UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Alterations in the Management of Subsidiaries

Oi S.A. (“Oi” or the “Company”), in addition to the Notice to the Market dated August 5, 2014 and in accordance with best corporate governance practices, informs its shareholders and the market in general that, on this date, the general shareholders’ meeting of PT Portugal SGPS, S.A. (“PT Portugal”) elected Armando Almeida as the new Chairman of the Board of Directors, to replace Zeinal Abedin Mahomed Bava; Marco Norci Schroeder as the new Vice-Chairman of the Board of Directors; and Flavio Nicolay Guimarães and Eduardo Michalski as members of PT Portugal’s Board of Directors.

The Company also confirms the previously disclosed fact that Zeinal Abedin Mahomed Bava will remain Oi’s Chief Executive Officer and will dedicate himself to the growth and success of the Company, working to optimize synergies between the Company’s activities in Brazil and Portugal.

Rio de Janeiro, August 8, 2014.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer